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                                                           EXHIBIT 5



1996 Annual Report to
Shareholders of CVC Holdings, Inc.




January, 1997


To Our Shareholders:

1996 has been a memorable year for CVC. The company exceeded its operating plan and achieved both record revenues and earnings thanks to strong customer demand and great efforts by our employees.

CVC reported revenue for the three months ended September 30, 1996 of $13,624,000 and $48,844,000 for Fiscal year 1996 as compared to the plan of $41,100,000. This represents a 127% increase over the revenue of $21,500,000 recorded in Fiscal year 1995.

Our Fiscal year 1996 plan was based upon net income of $2,480,000. Actual income for the fourth quarter was $836,000 and $3,180,000 for the Fiscal year compared to $130,000 recorded in Fiscal year 1995. We are pleased to provide you with the 1996 Consolidated Financial Statements for CVC Holdings audited by Price Waterhouse.

In Fiscal year 1996, the company increased the number of employees from 130 to 220; expanded the Rochester clean assembly manufacturing space by 25% and opened the Fremont, California Applications lab to support customer demonstrations. The Rochester Community recognized CVC in 1996 by naming the Company #17 on the Rochester Top 100 list of Companies. Monroe County Executive Jack Doyle visited the Rochester facility and presented the company with a plaque of thanks for its contributions to Economic Development in this area. In October the company was featured in a CBS National News story on job growth which was very exciting for all of us.

Our backlog at the end of Fiscal year 1996 was $24,200,000. As we look forward into 1997, we see continued customer demand in the Data Storage market both in the United States and Asia. We also see opportunities within the Semiconductor market in the areas of interconnect and salicide applications.

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1996 Annual Report to
Shareholders of CVC Holdings, Inc.
Page 2


Our Fiscal year 1997 Plan is based on a revenue projection of $57,000,000 compared to our 1996 revenue of $48,800,000 and a net income plan of $4,317,000 compared to $3,180,000 in 1996.

We are proud of the progress we have made this year across all areas of the Company. In 1997, we are committed to improving our business processes to increase Customer Satisfaction and deliver even better results to our Shareholders.

As always, we appreciate your continued support and look forward to sharing the results of our efforts with you in the future.

Sincerely,




Christine B. Whitman
Chairman, President &
Chief Executive Officer